

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2016

Choi Tak Yin Addy
Chief Executive Officer
Rito Group Corp.
Unit Room 2301, Wing Hing Industrial Building
83-93 Chai Wan Kok Street
Tsuen Wan, NT, Hong Kong

> **Re: Rito Group Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 21, 2016**
> **File No. 333-206319**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2016 letter.

Report of Independent Registered Public Accounting Firm, page F-2

1. We have reviewed your response to comment 1. We are aware of a Form 8-K filed by Moxian Corp. on October 5, 2012, which states that Messrs. Lee and Loke founded Weld Asia together in 2001. Furthermore, it is our understanding that the Weld Asia Associates website up to very recently showed that Messrs. Lee and Loke were founding members and current partners or principals of the firm. As such, we are still not clear why you believe your auditor is independent under Rule 2-01(c)(2)(i) of Regulation S-X. Please explain in detail when and if any of Messrs. Lee and Loke interests in Weld Asia were disposed of and the details of those transactions including timing.

Note 1. Description of Business and Organization, page F-7

2. We have reviewed your response to comment 2. Please explain to us how Mr. Or Ka Ming obtained 100 control of Sino Union International Limited (Sino) a second time after the May 4, 2015 transaction with Ms. Cheung Yuet Wah in which she obtained 75% control of Sino. Additionally, please help us understand the business purpose of the May 4, 2015 share exchange and the May 14, 2015 share transfer transactions stated in your response. Please be detailed in your response setting forth the series of transaction step-by-step and related accounting.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.